Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Plan Administrator
Mosaic Union Savings Plan:
We consent to the incorporation by reference in the Registration Statements (Nos. 333-120878 and 333-198332) on Form S-8 of The Mosaic Company of our report dated June 22, 2016 with respect to the statements of net assets available for benefits of the Mosaic Union Savings Plan as of December 31, 2015 and 2014, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of the Mosaic Union Savings Plan.
(signed) KPMG LLP
Minneapolis, Minnesota
June 22, 2016